UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 3

PEN Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

706582 202

(CUSIP Number)

Ronald J. Berman

701 Brickell Ave., suite 1550

Miami, Florida 33131

844-273-6462

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 27, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 706582 202	13D

(1) Names of reporting persons	Ronald J. Berman
(2) Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
(3) SEC use only
(4) Source Of Funds	PF
(5) Disclosure Of Legal Proceedings
(6) Citizenship Or Place Of Organization	USA
Number of shares beneficially owned by each reporting person with (7) Sole voting power	401,380
(8) Shared voting power	3,264,504 of which 1,632,252 are purchasable under warrants
(9) Sole dispositive power	401,380
(10) Shared dispositive power	3,264,504 of which 1,632,252 are purchasable under warrants
(11) Aggregate amount beneficially owned by each reporting person	1,036,312 of which 317,466 are purchasable under warrants
(12) check if the aggregate amount in Row (9) exceeds certain shares (see instructions)
(13) Percent of class represented by amount in Row (9)	8%
(14) Type of reporting person (see instructions)	IN

Cusip No. 706582 202	13D

Item 1. Security and Issuer.

Class A Common Stock of PEN Inc.

701 Brickell Ave., Suite 1550, Miami, Florida 33131

Item 2. Identity and Background.

(a)	Ronald J. Berman

(b)	701 Brickell Ave., Suite 1550, Miami FL 33131

(c)	Mr. Berman is practicing law as a sole practitioner at 800 Village Square Crossing, Palm Beach Gardens, FL 33410.

(d)	None

(e)	No

(f)	U.S.A., Florida

Item 3. Source or Amount of Funds or Other Consideration.

PF

Cusip No. 706582 202	13D

Item 4. Purpose of Transaction.

Investment. Other than as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the issuer;

(e)	any material change in the present capitalization or dividend policy of the issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

(j)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)

401,380 shares are directly owned representing 8% of the outstanding Class A common stock. Mr. Berman also holds directly options for 1,744 shares (less than 1% of the shares of Class A common stock outstanding) that are presently exercisable.

Through his investment in PEN Comeback, LLC, Mr. Berman has an indirect beneficial interest in 317,466 shares of Class A common stock as well as a beneficial interest in warrants now exercisable that entitle the holder to purchase 317,466 shares of Class A common stock at a price of $1.50 per share.

(b)	Mr. Berman has sole voting and dispositive power with respect to shares and options owned directly. He shares voting power and dispositive power with respect to the securities owned by PEN Comeback, LLC with Tom J. Berman.

(c)	During the last 60 days, the reporting person acquired an additional interest in PEN Comeback, LLC and consequently together with Tom J. Berman acquired shared voting and dispositive power over the following securities purchased on during the last 60 days by PEN Comeback, LLC:

Security	Price
965,126 shares of Class A common stock (“Shares”)	$0.40 per share
Warrants, presently exercisable, at an exercise price $1.50 per share, to acquire 965,126 shares	$0.03 per warrant

During the last 60 days, on June 30, 2019, options and warrant options held by PEN Comeback, LLC expired and the reporting person ceased to have an indirect interest in those derivative securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Berman and Tom J. Berman are co-owners of the entity that is the voting member of PEN Comeback, LLC. They each have 50% of the vote in the entity that is the voting member.

Item 7. Material to Be Filed as Exhibits.

None

Cusip No. 706582 202	13D

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Ronald J. Berman
Ronald J. Berman
July 3, 2019